SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               AMENDMENT NO. 8 TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                              OMEGA WORLDWIDE, INC.
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    68210B108
                                 (CUSIP NUMBER)


                                Todd P. Robinson
                            2307 Princess Ann Street
                        Greensboro, North Carolina 27408
                            Telephone: (336) 286-2087
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 With copies to:

                            Barney Stewart III, Esq.
                             Moore & Van Allen PLLC
                        100 North Tryon Street, Suite 47
                      Charlotte, North Carolina 28202-4003

                                October 17, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

CUSIP NO. 68210B108             13D                 PAGE 2 OF 3 PAGES




 -----------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON

     TODD P. ROBINSON
 -----------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [ ]
                                                       (b) [ ]
 -----------------------------------------------------------------------------
 3   SEC USE ONLY
 -----------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     PF
 -----------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                            [ ]
 -----------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
 -----------------------------------------------------------------------------
      NUMBER OF
       SHARES                  7    SOLE VOTING POWER        -1,226,457-
    BENEFICIALLY
      OWNED BY                 -----------------------------------------------
        EACH                   8    SHARED VOTING POWER      - 0 -
     REPORTING
    PERSON WITH                -----------------------------------------------
                               9    SOLE DISPOSITIVE POWER   -1,226,457-

                               -----------------------------------------------
                               10   SHARED DISPOSITIVE POWER - 0 -
 -----------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,226,457
 -----------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     NOT APPLICABLE
 -----------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.99%
 -----------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
     IN



            This Amendment No. 8 amends the Statement on Schedule 13D, as previously amended (the "Statement"), filed with the Securities and Exchange Commission. The class of equity securities to which the Statement relates is the common stock, par value $0.10 per share (the "Common Stock"), of Omega Worldwide, Inc. (the "Issuer").

  Item 4.        Purpose of Transaction

       Item 4 of the Statement is hereby amended by deleting the last paragraph thereof and adding the following:

       By letter dated October 9, 2000, the Issuer notified Mr. Robinson that the its Board of Directors had granted Mr. Robinson's request for an extension of the limited exception to the Rights Agreement until November 30, 2000.

CUSIP NO. 68210B108             13D                 PAGE 3 OF 3 PAGES

         On October 17, 2000, Mr. Robinson notified the Issuer of his intent to submit proposals to the shareholders at the Issuer's next annual meeting to remove the anti-takeover devices contained in the Issuer's charter and bylaws at the earliest possible date. Mr. Robinson also urged the Issuer's Board of Directors to voluntarily initiate the removal of as many of such devices as possible prior to the next annual meeting.

         Mr. Robinson intends to continue his efforts to invite a limited group of existing stockholders of the Issuer who, together with Mr. Robinson, own more than 50% of the Issuer's outstanding common stock, to participate with him in the Possible Acquisition.

            Except as set forth above, Mr. Robinson has no other plans or proposals relating to the information required to be disclosed in subparagraphs
 (a) through (j) of Item 4.

                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  October 20, 2000


                                By: /s/ Todd P. Robinson
                                     ------------------------------
                                    Todd P. Robinson